October 8, 2010

Dear Fellow Shareholder:

The Merger Fund® had a pretty good quarter, but we’re still lagging our rate-of-return targets for the year as a whole.  In the three months ended September 30, the Fund’s NAV rose from $15.58 to $15.93, a gain of 2.2%.  For the first nine months of calendar 2010, we were up 2.5%, while in its September fiscal year, the Fund showed a gain of 4.4%.

Unlike the June quarter, when losing positions in our portfolio outnumbered winners—a rare event for the Fund—the July-September period saw only a handful of unprofitable investments.  More specifically, 27 of the Fund’s arbitrage holdings showed meaningful gains and just three posted material losses.  We did lose some money on our “macro” hedges last quarter as stocks staged a strong recovery, but that’s the cost of doing business for an investment vehicle that prides itself on achieving steady returns under a wide range of market conditions.

A Day Late and More than a Few Dollars Short

Having invested in close to 3,000 mergers, takeovers and other corporate reorganizations over the past 30 years, we’ve sometimes wondered whether we could start a lucrative side business advising companies on how to improve their odds when pursuing hostile deals and other particularly difficult transactions.    Investment bankers, of course, are supposed to provide this service, but judging by a long and growing list of bungled deals, management teams and boards aren’t always getting the best advice.

What prompts these musings is the recent termination of a billion-dollar hostile takeover attempt in the convenience store industry, one in which the would-be acquirer made what appeared to us to be a series of ill-advised moves that may have doomed its effort.  Although the hostile bidder came up short, the arbitrage community, including us, did just fine.

It all started in April of this year, when Alimentation Couche-Tard, a Canadian company that is North America’s largest independent operator of convenience stores, went public with an unsolicited takeover offer for Iowa-based Casey’s General Stores, which does business throughout the Midwest.  From our perspective, the first mistake Couche-Tard made was bidding just $36 a share, a price that represented only a 14% premium to where Casey’s stock had been trading.  Casey’s business model wasn’t broken, and the company didn’t need new management or more capital to flourish.  On the contrary, Casey’s was debt free, had a solid track record and was well-regarded in its industry.  Moreover, Couche-Tard could be expected to realize meaningful operating synergies from a combination with its smaller rival, making the 14% takeover premium look even more meager.  By starting with such a low-ball offer, Couche-Tard made it easy for Casey’s to adopt a “just say no” defense.  The company’s shareholders, most of whom viewed the bid as derisory, supported management’s refusal to enter into merger talks, and the target’s board was under no pressure to authorize any extraordinary measures to fend off the hostile approach.

Shareholder Services: U.S. Bancorp Fund Services, LLC  •  P.O. Box 701 • Milwaukee • Wisconsin 53201 • (800) 343-8959
Investment Adviser: Westchester Capital Management, Inc. • 100 Summit Lake Drive • Valhalla • New York 10595
(914) 741-5600 • Fax (914) 741-5737

At about the same time that Casey’s rejected the $36-a-share takeover offer as grossly inadequate, Couche-Tard disclosed that on the day its bid was announced, it had sold nearly two million shares of Casey’s in the open market at $38.43 a share.  This was stock that Couche-Tard had acquired at lower prices before going public with its offer.  We can’t recall another instance in which a hostile bidder trumpeted the fact that it had sold a stake in the target’s shares just as the takeover battle was beginning.  Couche-Tard may have thought that it was signaling how disciplined the company would be in bidding for Casey’s, but if the Canadians were really sellers—not buyers—at $38.43, a price little more than two dollars above their initial offer, why would Casey’s even think about entering into merger talks?

In early June, Couche-Tard formally launched a tender offer for Casey’s.  The price was still $36 a share, even though Casey’s was trading above that level.  A few days later, Couche-Tard announced that it would nominate a slate of directors for election at Casey’s annual meeting.  As arbitrageurs, one of the things we liked about this deal was that the acquirer appeared to have a clear path to victory.  Casey’s eliminated its poison pill in 2009, and the company doesn’t have a staggered board, meaning that all eight of its directors must stand for election at the same time.  If Couche-Tard could convince Casey’s shareholders to vote for its slate, it could take control of the board, and the takeover battle would be over.

But Couche-Tard needed to put a compelling bid on the table to garner shareholder support.  Instead, toward the end of July, the Canadians increased their bid by just 75 cents, to $36.75 a share.  Compelling it wasn’t!  Not surprisingly, Casey’s rejected the new offer.  The company also announced that it would begin a Dutch auction self-tender for 25% of its shares at a price between $38 and $40.  As a debt-free company, Casey’s had plenty of room to leverage its balance sheet, especially when it could issue debt at historically low interest rates.  Additionally, the $500 million self-tender would provide an exit strategy for short-term investors—think arbs—who didn’t want to wait around for Casey’s fundamental value to be recognized by the marketplace.  The Dutch auction ended in late August, with tendering shareholders receiving $38 a share for roughly half of their holdings.

Couche-Tard then decided to raise its offer to $38.50, still well short of a knockout bid.  Casey’s rejected the revised proposal and, more importantly, disclosed that it had received a preliminary acquisition proposal from a third party valued at $40 a share.  Casey’s said it would begin discussions with the third party—reported to be 7-Eleven—in order to determine whether a transaction could be reached that reflected the company’s true value.  Needless to say, this announcement made Casey’s shareholders even less willing to elect Couche-Tard’s nominees to the board.  But Couche-Tard still wouldn’t raise its offer.  At the company’s annual meeting on September 23, Casey’s slate was elected with over 90% of the vote.  A week later, Couche-Tard abandoned its effort to acquire Casey’s.  Maybe the Canadian company was just being a disciplined buyer, but attractive, well-positioned companies like Casey’s don’t grow on trees, and they usually can’t be acquired on the cheap.  Although we may never know what Couche-Tard was thinking, if they’d been more aggressive earlier in the takeover battle, the outcome might have been different.  Thanks in part to 7-Eleven’s 11th-hour entrance as a potential acquirer, Casey’s was one of the Fund’s most profitable investments in the July-September period.

Other Winners

The Fund showed nice gains on a number of other holdings last quarter, including Smith International, whose acquisition by Schlumberger, a larger player in oilfield products and services, received antitrust approval; Alcon, the eye-care company, whose independent directors are trying to pressure the company’s controlling shareholder, Swiss drug giant Novartis, into boosting its offer for the 23% of Alcon it doesn’t already own; Airgas, which saw its stock move higher when industry-rival Air Products raised its hostile bid for the company; Dollar Thrifty Automotive, the rental car company, whose shares benefitted from a bidding contest between Hertz and Avis; Allegheny Energy, which has yet to encounter any serious regulatory or political opposition to its pending merger with FirstEnergy; and Mariner Energy, the offshore oil and gas producer, whose deal with Apache survived the Gulf oil spill and is expected to close next month.

New Investments

M&A activity picked up steam in the September quarter.  According to Securities Data Corp., U.S. merger volume rose 15% from second-quarter levels and was more than double the pace seen at the bottom of the cycle in the September quarter of 2009.  Global deal activity showed similar gains.  Now that Europe’s sovereign-debt problems appear manageable and fears of a double-dip recession are fading, boardroom confidence has taken a turn for the better.  Deal-making is also being helped by cash-heavy balance sheets and historically low financing costs.  The trend won’t be straight up, but we’re optimistic that corporate consolidation is in the early stages of a meaningful and sustainable upswing.

The Merger Fund® added a number of attractive new arbitrage positions to its portfolio last quarter, including McAfee Inc., a leading provider of anti-virus software, which has agreed to be acquired by chipmaker Intel Corp. in a $7 billion transaction; Pactiv Corp., a manufacturer of packaging materials, to be purchased by the maker of Reynolds Wrap aluminum foil, Reynolds Group Holdings Ltd., a privately held company controlled by New Zealand’s richest man; Alberto-Culver Co., the hair-care company, in the process of being sold for $3.7 billion to Dutch consumer-products giant Unilever NV; AirTran Holdings, Inc., the discount airline, in a merger pact with one of the industry’s best-run carriers, Southwest Airlines Co.; Intoll Group, an Australia-based operator of toll roads, to be acquired by the Canada Pension Plan Investment Board, a transaction that highlights the appeal of infrastructure companies—with their steady, predictable cash flows—to institutional investors with long time horizons; and AWB Ltd., an Australian grain-marketing company, about to be purchased by Canada’s Agrium Inc.

In the pre-deal category, the Fund has established positions in Genzyme Corp., a biotechnology company that develops drugs for rare genetic disorders such as Gaucher disease, which is the target of an unsolicited $18.5 billion takeover offer from Sanofi-Aventis SA, France’s largest drugmaker; Whitehaven Coal Ltd. an Australian supplier of both metallurgical and thermal coal, which has opened a data room for potential acquirers at a time when the metals and mining sector is in the midst of a global consolidation; and Potash Corp. of Saskatchewan Inc.,  whose vast reserves of an essential crop nutrient have attracted a $40 billion takeover offer from the world’s largest mining company, BHP Billiton Ltd.  The Merger Fund® currently holds positions in 66 arbitrage situations and is close to 85% invested.

Passing the Torch

Finally, a personal note.  I’ve been in the investment business since 1972, and the company I founded, Westchester Capital Management, recently celebrated its 30th anniversary.  Serving as President and co-manager of The Merger Fund® has been one of the most rewarding experiences in my long career.  I’ve watched the Fund grow from less than $10 million in assets to $3.6 billion today.  Just as important to me has been the positive feedback from shareholders who have come to view the Fund as a valuable alternative to conventional mutual funds and an excellent diversification tool.

Even after all these years, I still very much enjoy what I do.  But the time has come to implement the succession plan that we put in place in 2006.  I’m in the process of transferring control of Westchester to two of my long-time colleagues, Roy Behren and Mike Shannon.  Roy and I have worked together for over 16 years, while Mike has been with the company for nearly 14 years.  Since 2007, the three of us have co-managed The Merger Fund®.  It’s been a collaborative effort, and Roy and Mike are committed to the same investment approach and risk-management strategies that have distinguished the Fund since inception.  I’ll be leaving the Fund in good hands.

A new investment advisory contract for The Merger Fund® has been unanimously approved by the Fund’s board of trustees, but it still requires shareholder approval at a meeting to be held November 24.  Please take a few minutes to review the proxy material you’ll soon be receiving and cast your vote.  A prompt response will keep the proxy solicitors out of your hair!

Thanks for your support and encouragement over the years.

Sincerely,

Frederick W. Green
President

Important Additional Information Regarding the New Investment Advisory Contract will be Filed with the Securities and Exchange Commission

In connection with the proposed new investment advisory contract, The Merger Fund will file a proxy statement with the Securities and Exchange Commission.  SHAREHOLDERS ARE ADVISED TO READ THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE NEW INVESTMENT ADVISORY CONTRACT AND THE PROPOSED NEW INVESTMENT ADVISER.  Shareholders may obtain a free copy of the proxy statement (when available) and other documents filed by The Merger Fund at the Securities and Exchange Commission’s web site at www.sec.gov.  The proxy statement and such other documents may also be obtained for free from The Merger Fund's web site at www.mergerfund.com.

The Merger Fund and its trustees and officers may be deemed to be participants in the solicitation of proxies from its shareholders in connection with the proposed new investment advisory contract.  Information concerning the interests of The Merger Fund’s trustees and officers in the solicitation, which may be different than those of The Merger Fund's shareholders generally, will be set forth in The Merger Fund’s proxy statement when it becomes available.

Note:  Before investing in The Merger Fund®, consider its investment objectives, risks, charges and expenses. For a prospectus containing this and other information, including current performance data that may be lower or higher than the data included herein, contact your investment professional or view it online at mergerfund.com. Please read it carefully. The performance data included herein represents past performance and does not guarantee future results. The Merger Fund®’s share price and return will vary, and investors may have a gain or loss when they redeem their shares.